Contact

www.linkedin.com/in/bryanjdavis (LinkedIn)
www.theeyecam.com (Company)
www.trackingpacking.com (Company)

Top Skills

Start-ups
Strategic Partnerships
Business Development

Bryan Davis

CEO at Package, Inc.
San Francisco, California, United States

Experience

Package, Inc.

CEO
May 2019 - Present (4 years 9 months)
San Francisco Bay Area

The Future of Shipping, Transportation and Travel Security

eyeCam, Inc.

CEO
September 2014 - Present (9 years 5 months)

The Innovation Company

eyeCam, LLC

CEO
August 2010 - Present (13 years 6 months)
San Francisco Bay Area

The Innovation Company

Foundation Productions, LLC

Founder
July 2002 - Present (21 years 7 months)
San Francisco Bay Area

LED Wheels, Inc.

CEO
July 2002 - July 2010 (8 years 1 month)
San Francisco Bay Area

Reinventing the Wheel

Education

Whittier College